SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 1 OF 13 PAGES
------------------------------------          ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479167 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Linda L. Sturino
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 24, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 2 OF 13 PAGES
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---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Helen P. Johnson-Leipold
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      1,035,954 shares (1)(2)
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,527,381 shares (2)(3)(4)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       1,035,954 shares (1)(2)
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,527,381 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,563,335 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           29.1% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 882,510 shares of Class A Common Stock that are exercisable within 60 days and the 3,932 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of October 25, 2004.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons and previously not reported on the Reporting Person's
Schedule 13D due to the nature of the ownership.
         (4) Includes indirect right to acquire up to 113,623 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock jointly with other Reporting Persons.
         (5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 882,510 options held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 3 OF 13 PAGES
------------------------------------          ----------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Imogene P. Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      32,288 shares
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       32,288 shares
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,449,147 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |_|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           39.1% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------

     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 4 OF 13 PAGES
------------------------------------          ----------------------------------


---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-6217605
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      0 shares
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   3,416,859 shares (1)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       3,416,859 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,416,859 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38.7% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*

---------- ---------------------------------------------------------------------
         *  The Reporting Person is a trust.
         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 5 OF 13 PAGES
------------------------------------          ----------------------------------



---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      JWA Consolidated, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-156071
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      114,464 shares
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,037,330 shares (1)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       114,464 shares
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,037,330 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,151,794 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.1% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO

---------- ---------------------------------------------------------------------

         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 6 OF 13 PAGES
------------------------------------          ----------------------------------



---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Johnson Bank
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      119,504 shares (1)
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   2,882,458 shares (1)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       119,504 shares (1)
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,882,458 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,001,962 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.0% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           BK

---------- ---------------------------------------------------------------------

         (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (2) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 7 OF 13 PAGES
------------------------------------          ----------------------------------




---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      H. Fisk Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      781,773shares (1)
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,355,666 shares (2)(3)(4)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       781,773 (1)
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,355,666 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,137,439 (2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.2% of the Class A Common Stock (2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 394,177 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons and previously not reported on the Reporting Person's
Schedule 13D due to the nature of the ownership.
         (4) Includes indirect right to acquire up to 113,623 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock jointly with other Reporting Persons.
         (5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 394,177 options held by Mr. Johnson to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 8 OF 13 PAGES
------------------------------------          ----------------------------------




---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S. Curtis Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      423,186  shares (1)
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,318,089 shares (2)(3)(4)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       423,186 shares (1)
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,318,089 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,741,275 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.7% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 394,177 shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
         (4) Includes indirect right to acquire up to 113,623 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock jointly with other Reporting Persons.
         (5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 161,667 options held by Mr. Johnson to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 9 OF 13 PAGES
------------------------------------          ----------------------------------



---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Winifred J. Marquart
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                        (a)  [ x]
    2                                                                (b)  [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                             [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------- ---------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER                      394,197 shares (1)
            OF               -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   207,081 shares (2)(3)(4)
           OWNED             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       394,197 shares (1)
         REPORTING           -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       207,081 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           601,278 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                              |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.8% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN

---------- ---------------------------------------------------------------------
         (1) Includes options to acquire 394,177shares of Class A Common Stock that are exercisable within 60 days.
         (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
         (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
         (4) Includes indirect right to acquire up to 113,623 shares of Class A Common Stock and up to 6,250 shares of Class B Common Stock jointly with other Reporting Persons.
         (5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange Commission on October 29, 2004, and 394,177options held by Ms. Marquart to purchase shares of Class A Shares that are exercisable within 60 days.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 10 OF 13 PAGES
------------------------------------          ----------------------------------


         THIS AMENDMENT NO. 6 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Ms. Johnson"), Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"), H. Fisk Johnson ("Mr. Fisk Johnson"), S. Curtis Johnson ("Mr. Curtis Johnson"), Winifred J. Marquart ("Ms. Marquart"), JWA Consolidated, Inc. ("JWA") and Johnson Bank (the "Bank"). In this Amendment No. 6 to Schedule 13D, Ms. Johnson-Leipold, Ms. Johnson, the 1988 Trust, Mr. Fisk Johnson, Mr. Curtis Johnson, Ms. Marquart, JWA and the Bank are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on November 2, 2004.


ITEM 4.           PURPOSE OF TRANSACTION.

              Item 4 to the Schedule 13D is amended and supplemented by the following:

         On November 24, 2004, the Company filed a preliminary proxy statement (the "Preliminary Proxy Statement") with the SEC for a special meeting of the shareholders of the Company to vote on a proposal to approve the Agreement and Plan of Merger dated October 28, 2004 by and between the Company and JO Acquisition Corp. (the "Merger Agreement"). Under the proposed merger, JO Acquisition Corp. will be merged with and into the Company (the "Merger"), and the holders of shares of the Company's common stock other than JO Acquisition Corp. and the Reporting Persons shall receive $20.10 per share in cash. The Merger Agreement was described in Amendment No. 5 to the Reporting Persons
Schedule 13D filed with the SEC on November 2, 2004 and the complete text of the Merger Agreement was incorporated by reference through Exhibit 99.9 thereto. Concurrently with the filing of the Preliminary Proxy Statement and this Amendment No. 6 to Schedule 13D, the Reporting Persons and the Company filed a
Schedule 13E-3 Going Private Transaction Statement (the "Schedule 13E-3") with the SEC.

         In connection with the filing of the Preliminary Proxy Statement and the Schedule 13E-3, the Reporting Persons desire to reaffirm their commitment to proceed with the Merger at the per share merger consideration of $20.10 set forth in the Merger Agreement.

         Prior to the consummation of the Merger, Ms. Johnson-Leipold, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart currently intend to exercise, either in full or in part, their respective rights to acquire (i) up to an aggregate of 970,001 shares of Class A Common Stock held directly or indirectly by the 1988 Trust pursuant to the Option Agreement dated July 8, 2003 and (ii) up to an aggregate of 1,384,528 share of Class A Common Stock and 25,000 share of Class B common stock held directly or indirectly by the 1988 pursuant to that certain agreement (the "Agreement") dated as of June 27, 2003 among Samuel C. Johnson and such Reporting Persons, in accordance with which Agreement the Reporting Persons have the right to acquire such shares from the 1988 Trust at a

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 11 OF 13 PAGES
------------------------------------          ----------------------------------


purchase price equal to the fair market value on the date of purchase. This summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement attached as Exhibit 99.14.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:


----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
   Reporting Person       Sole Voting    Shared Voting and   Aggregate Beneficial Ownership    Percentage of Outstanding Shares
                              and        Dispositive Power
                          Dispositive
                             Power
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Ms. Johnson-Leipold     1,035,954(1)(2)  1,527,381            2,563,335 (1)(2)(7)(9)(11)      29.1% (1)(2)(4)(7)(9)(11)
                                         (1)(7)(9)           (12)(13)(14)(15)(16)             (12)(13)(14)(15)(165)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mrs. Johnson            32,288           3,416,859 (1)       3,449,147 (1)(10)(12)            39.1% (1)(5) (10)(12)
                                                             (13)(14)(15)(16)                 (13)(14)(15)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
The 1988 Trust          0                3,416,859 (1)       3,416,859 (1)(10)(11)            38.7% (1)(5)(10)(11)
                                                             (12)(13)(14)(15)(16)             (12)(13)(14)(15)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
JWA                     114,464          1,037,330 (1)       1,151,794 (1)(10)(11)            13.1% (1)(5)(10)(11)
                                                             (13)(14)(15)(16)                 (13)(14)(15)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
The Bank                119,504 (1)      2,882,458 (1)       3,001,962 (1)(10)(11)            34.0% (1)(5)(10)(11)
                                                             (12)(14)(15)(16)                 (12)(14)(15)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mr. Fisk Johnson        781,773(3)       1,355,666            2,137,439 (1)(3)(7)(9)(10)      24.2% (1)(3)(6)(7)(9)(10)
                                         (1)(7)(9)           (11)(12)(13)(15)(16)             (11)(12)(13)(15)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Mr. Curtis Johnson      423,186 (3)      1,318,089(1)(8)(9)   1,741,275 (1)(3)(6)(8)          19.7% (1)(3)(6)(7)(8)(9)
                                                             (9)(10)(11)(12)(13)(14)(16)      (10)(11)(12)(13)(13)(16)
----------------------- ---------------- ------------------- -------------------------------- ------------------------------------
Ms. Marquart            394,197 (3)      207,081 (1)(8)(9)    601,278 (1)(3)(8)(9)(10)        6.8% (1)(3)(6)(8)(9)(10)
                                                             (11)(12)(13)(14)(15)             (11)(12)(13)(14)(15)

----------------------- ---------------- ------------------- -------------------------------- ------------------------------------

(1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
(2) Includes options to acquire 655,000 shares of Class A Common Stock, which options are exercisable within 60 days, and 3,932 shares of Class A Common Stock held in Ms. Johnson-Leipold's 401(k) plan as of October 25, 2004.
(3) Includes options to acquire 394,177 shares of Class A Common Stock, which options are exercisable within 60 days.
(4) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October 28, 2004, as reported in the Agreement and Plan of Merger attached as
Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and
Exchange Commission on October 29, 2004, and 655,000 options held by Ms.
Johnson-Leipold to purchase shares of Class A Common Stock that are exercisable within 60 days.
(5) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October
28, 2004, as reported in the Agreement and Plan of Merger attached as Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange
Commission on October 29, 2004.
(6) Based on 7,599,831 shares of Class A Common Stock and 1,221,715 shares of
Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of October
28, 2004, as reported in the Agreement and Plan of Merger attached as Exhibit 2 to the Johnson Outdoors Inc. Form 8-K, filed with the Securities and Exchange


                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 12 OF 13 PAGES
------------------------------------          ----------------------------------


Commission on October 29, 2004, and 161,667 options held by each of Mr. Fisk
Johnson, Mr. Curtis Johnson and Ms. Marquart, respectively, to purchase shares of Class A Shares that are exercisable within 60 days.
(7) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other
Reporting Persons and previously not reported on the Reporting Person's Schedule
13D due to the nature of the ownership.
(8) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other
Reporting Persons.
(9) Includes indirect right to acquire up to 113,623 shares of Class A Common
Stock and up to 6,250 shares of Class B Common Stock jointly with other
Reporting Persons.
(10) Excludes 1,035,954shares beneficially owned solely by Ms. Johnson-Leipold as to which Mrs. Johnson, the 1988 Trust JWA, the Bank, Mr. Fisk Johnson, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(11) Excludes 32,288 shares beneficially owned solely by Mrs. Johnson as to which Ms. Johnson-Leipold, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson,
Mr. Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(12) Excludes 114,464 shares beneficially owned solely by JWA to which Ms.
Johnson-Leipold, Mrs. Johnson, the 1988 Trust, the Bank, Mr. Fisk Johnson, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(13) Excludes 119,504 shares beneficially owned solely by the Bank to which Ms.
Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, Mr. Fisk Johnson, Mr. Curtis
Johnson and Mrs. Marquart disclaim any beneficial ownership.
(14) Excludes 781,773 shares beneficially owned solely by Mr. Fisk Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr.
Curtis Johnson and Mrs. Marquart disclaim any beneficial ownership.
(15) Excludes 423,186 shares beneficially owned solely by Mr. Curtis Johnson as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank,
Mr. Fisk Johnson and Mrs. Marquart disclaim any beneficial ownership.
(16) Excludes 394,197 shares beneficially owned solely by Mrs. Marquart as to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk
Johnson and Mr. Curtis Johnson disclaim any beneficial ownership.


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e). Not Applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Schedule 13D, as Amended by this Amendment No. 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended as follows:

         Exhibit No.                Title
         -----------                -----

         99.14                      Agreement by and among Samuel C. Johnson, S.
                                    Curtis Johnson, Helen P. Johnson-Leipold,
                                    H. Fisk Johnson and Winifred J. Marquart dated as of June 27, 2003.

                                  SCHEDULE 13D

------------------------------------          ----------------------------------

CUSIP NO. 479167 10 8                                  PAGE 13 OF 13 PAGES
------------------------------------          ----------------------------------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 24, 2004                   /s/ Helen P. Johnson-Leipold
                                            ------------------------------------
                                            Helen P. Johnson-Leipold


Dated:  November 24, 2004                   /s/ Imogene P. Johnson
                                            ------------------------------------
                                            Imogene P. Johnson


Dated:  November 24, 2004                   /s/ H. Fisk Johnson
                                            ------------------------------------
                                            H. Fisk Johnson


Dated:  November 24, 2004                   /s/ S. Curtis Johnson
                                            ------------------------------------
                                            S. Curtis Johnson


Dated:  November 24, 2004                   /s/ Winifred J. Marquart
                                            ------------------------------------
                                            Winifred J. Marquart


                                            Samuel C. Johnson 1988 Trust Number
                                            One u/a September 14, 1988


Dated:  November 24, 2004                   By:   /s/ Imogene P. Johnson
                                                  ------------------------------
                                                  Name:    Imogene P. Johnson
                                                  Title:   Co-Trustee

                                            JWA Consolidated, Inc.


Dated:  November 24, 2004                   By:   /s/ Imogene P. Johnson
                                                  ------------------------------
                                                  Name:   Imogene P. Johnson
                                                  Title:  President and Director

                                            Johnson Bank


Dated:  November 24, 2004                   By:   /s/ Brian Lucareli
                                                  ------------------------------
                                                  Name:    Brian Lucareli
                                                  Title:   Senior Vice President

                                                                   EXHIBIT 99.14

                                    AGREEMENT


                                OPTION AGREEMENT

         For consideration of two thousand five hundred dollars ($2,500) from each of my children, or a total of ten thousand dollars ($10,000), receipt of which is hereby acknowledged, I, as trustee of the Samuel C. Johnson 1988 Trust Number 1 dated September 14, 1988, as amended and restated (the "trust"), grant to each of my children, S. Curtis Johnson, Helen Johnson-Leipold, H. Fisk Johnson and Winifred J. Marquart and their respective successors and assigns, an option (the "option") to purchase certain assets from the trust (or from its successor or successors in interest) in the amounts and upon the terms and conditions set forth below:

         1. The option shall cover the following assets (the "option assets") owned by the trust (or by its successor or successors in interest) at the date the option may first be exercised:

                  a) All shares of stock or other interests in S.C.J. Marketing, Inc., a Wisconsin corporation;

                  b) All shares of stock or other interests (including interests in a voting trust) in Johnson Outdoors, Inc., a Wisconsin corporation, or of any successor to its business;

                  c) All shares of stock or other interests (including interests in a voting trust) in Johnson Financial Group, Inc., a Wisconsin corporation, or of any successor to its business;

                  d) All shares of stock or other interests (including interests in a voting trust) in Commercial Markets Holdco, Inc., a Wisconsin corporation, or of any successor to its business;

                  e) All limited partnership or other interests (including interests in a voting trust) in Nashville Hockey Club Limited Partnership, a Wisconsin limited partnership, or of any successor to its business; and

                  f) The general interests and the residuary or similar interests in any partnership, or the common stock in any corporation whose principal asset is any one or more of the foregoing.

         2. The option may first be exercised upon the date of my death, provided my wife, Imogene P. Johnson, survives me, and may be exercised thereafter for the period of nine months therefrom (the "option period"). The option shall consist of two parts: (i) the right to purchase an option asset at any time during the option period; and (ii) the right to purchase an option asset if at any time during the option period the then acting trustee proposes to sell or otherwise dispose of an option asset. During the option period, notice of a proposed sale or other disposition shall be given by the then acting trustee to each holder of an option to purchase hereunder not less than ten business days prior to the date such trustee proposes to sell or dispose of such option asset.

         3. The option as to each asset described in paragraph 1, above, shall be exercisable in equal portions by my said children. A child of mine may assign his or her right to exercise the option granted hereunder, in whole or in part, to: (i) any other of my descendants, (ii) a trust for the benefit of any one or more of my descendants; and (iii) a corporation or partnership, a majority of the value of which is owned (directly or indirectly through ownership in one or more corporations or partnerships) by any one or more of my descendants or by a trust for the benefit of any one or more of my descendants. The guardian or personal representative of a descendant of mine shall be eligible to exercise the option otherwise exercisable by a descendant of mine without a formal assignment. Written notice of an assignment allowed hereunder shall be lodged with the trust records.

         4. The price to be paid for an asset acquired by exercise of an option granted under subparagraph 2(i), above shall be the fair market value of such asset determined as of the date of exercise of the option. If market quotations are available for an asset, the closing price for such asset on the business day immediately preceding the day the option is exercised shall be used. The fair market value of any other asset shall be established by an independent appraiser agreeable to both buyer and seller. The price to be paid for an asset acquired by exercise of an option granted under subparagraph 2(ii), above, shall be the price at which the then acting trustee proposes to sell or otherwise dispose of such covered asset, otherwise shall be established as is provided for the exercise of an option under subparagraph 2(i), above.

         5. The purchase price for an asset purchased pursuant to the option granted hereunder shall, at the option of the purchaser, be paid in cash at the closing, by an installment note of the purchaser payable in not more than fifteen annual installments, or by a combination of the two. Any installment note issued pursuant to the provisions of this paragraph 5 shall bear interest at the "applicable federal rate" for such note determined under Internal Revenue Code Section 1274(d) or any successor provision, and shall be secured by the asset purchased or otherwise in an amount acceptable to the seller.

         6. This option shall be binding on the trustee and upon each successor trustee. It is my intention that if, upon my death, assets described in paragraph 1 are allocated to one or more trusts for the benefit of my said wife, the option granted herein shall apply to option assets then held in such one or more trusts for the benefit of my said wife.

                                      * * *

         7. This option agreement may be executed in one or more counterparts, which shall together constitute the entire agreement.




DATE: June 27, 2003                        SAMUEL C. JOHNSON 1988 TRUST #1
     -------------------------

                                           By: /s/ Samuel C. Johnson
                                               ---------------------------------
                                                   As its trustee


DATE: June 27, 2003                        /s/ S. Curtis Johnson
      ------------------------             -------------------------------------
                                           S. Curtis Johnson


DATE: June 27, 2003                        /s/ Helen Johnson-Leipold
      -------------------------------      -------------------------------------
                                           Helen Johnson-Leipold


DATE: June 27, 2003                        /s/ H. Fisk Johnson
      -------------------------------      -------------------------------------
                                           H. Fisk Johnson


DATE: June 27, 2003                        /s/ Winifred Marquart
      -------------------------------      -------------------------------------
                                           Winifred J. Marquart